March 20, 2023

Ms. Beverly Singleton

Ms. Claire Erlanger

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Powell Industries, Inc.

Form 10-K for the fiscal year ended September 30, 2022

Filed December 6, 2022

Form 8-K, Filed January 31, 2023

File No. 001-12488

Dear Ms. Singleton and Ms. Erlanger,

We are respectfully requesting an extension regarding the proposed date to file Powell Industries, Inc.’s (“Powell’s”) response to the Comment Letter dated March 17, 2023 from the Staff of the U.S. Securities and Exchange Commission regarding the above referenced filing by Powell. Powell expects to provide its response to the Comment Letter no later than April 7, 2023.

This additional time should be sufficient to compile the information required in order to respond to the comments, as well as have the responses appropriately reviewed by Powell’s Audit Committee and independent registered public accounting firm.

If you have any questions or require additional information regarding this request, please contact me directly at 713-948-4915.

Sincerely,

/s/ Michael W. Metcalf

Michael W. Metcalf
Executive Vice President
Chief Financial Officer

Powell Industries, Inc. | 8550 Mosley Road | Houston, TX 77075 | 713.944.6900 | powellind.com